SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2021

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

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1. PURPOSE

To issue guidelines for the payment of earnings through dividends and/or interest on equity (“IoE” and, together with the dividends, “Dividends/IoE”) to shareholders of Companhia Paranaense de Energia - Copel (Holding), considering the legislation related to the topic and the statutory definitions, aiming at providing transparency and greater predictability of the flow of payments of earnings to shareholders.

2. GENERAL GUIDELINES

2.1 - The Company's General Meeting will resolve on the allocation of net income for the year, if any, and the payment of dividends/IoE, in accordance with the proposal presented by the Company's management, which must be prepared in accordance with the legislation and related rules, observing the following parameters:

a) Mandatory Dividends;

b) Financial Leverage Ratio (Net Debt/EBITDA);

c) Available Cash Flow (cash provided by operating activities, less net cash used in investing activities); and

d) At least two annual payments.

2.2 – The decision to pay Dividends/IoE, in addition to the Company's results and financial conditions, should also consider the future prospects of the markets where the Company operates, investment strategies, financial covenants and other relevant factors.

2.3 - Shareholders who own class “A” and class “B” preferred shares will be entitled to Priority Dividends provided for in Copel's Bylaws, which will be attributed to the Mandatory Dividend, according to criteria established in paragraph 6 of article 5 of the Company’s Bylaws.

2.4 - According to paragraph 1 of article 111 of Federal Law 6,404/1976 and Copel's Bylaws, preferred shares will have voting rights if the payment of dividends to which they are entitled is not made for three consecutive years.

2.5 - Shareholders who are registered as owners or usufructuaries of shares on the date set in the Dividend/IoE declaration act, pursuant to item 8 - CRITERIA FOR SETTING THE “DATE WITH DIVIDENDS/IoE”, will be entitled to receive dividends/IoE.

2.6 - On the day following the date to receive dividends as provided for in the Dividends/IoE declaration act, the share will be considered ex-Dividends/IoE, pursuant to the operational procedures of the central depository of assets in which the Company's shares are deposited.

2.7 - In the case of payment of IoE, only the net amount of taxes will be considered for the purposes of calculating Priority and Mandatory Dividends.

2.8 – The payment of earnings to Copel shareholders may also take the form of bonus shares, in which case it must be distributed proportionally to the number of shares the shareholder owns, according to each type of share.

2.9 - Dividends/IoE will be provided within three years from the date on which they are made available to shareholders, pursuant to article 287 of Federal Law 6,404/1976.

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3. PARAMETERS FOR THE PAYMENT OF REGULAR DIVIDENDS

3.1 – The calculation of Regular Dividends will be based on Adjusted Net Income, pursuant to Federal Law 6,404/1976, according to financial parameters established at the end of each fiscal year, according to the following criteria:

a)	Financial Leverage Ratio between 1.5x and 2.7x = 50% of Adjusted Net Income.
b)	Financial Leverage Ratio below 1.5x = 65% of Adjusted Net Income.
c)	Financial Leverage Ratio above 2.7x = 25% of Adjusted Net Income (Minimum Mandatory).

To preserve the Company's sustainable investment capacity, the amounts calculated above, except the minimum mandatory dividend, will be limited to the value of Available Cash Flow for the same fiscal year, equivalent to the cash generated by operating activities, less net cash used in investing activities.

4. FREQUENCY AND PAYMENT

4.1 - The Company shall pay the Dividends/IoE within 60 days after resolution by the General Meeting, unless otherwise resolved by the General Meeting, and in any case, within the fiscal year in which the payment of Dividends/IoE is approved by the General Shareholders' Meeting.

4.2 - In the event of declaration of interim or periodical dividends/IoE, the Board of Directors shall set the “Date with Dividends/IoE” and the “Date ex-Dividends/IoE”, as well as the payment date, which in this case, must preferably be until the end of the current fiscal year, subject to approval by the General Meeting.

4.3 Considering item 5.3, the Company undertakes to make at least two payments of earnings during the fiscal year, thus allowing the payment of part of the Dividends/IoE until the end of the year.

5. COMPETENCE

5.1 -The proposal for the amount of Dividends/IoE, to be paid proportionally to the amount of shares held, prepared by the Board of Directors, must be resolved by the Board of Directors and approved by the Company’s General Meeting.

5.2 - The Board of Directors may propose – by resolution of the Board of Directors – the payment of IoE to replace dividends.

5.3 - Based on retained earnings, profit reserves and net income for the current year recorded in half-year or quarterly interim financial information, the Board of Directors may resolve and approve the declaration of (i) Interim Dividends; (ii) Periodical Dividends; and/or (ii) IoE, without prejudice to the subsequent ratification by the General Shareholders' Meeting.

5.4 - Interim Dividends, Periodical Dividends and Interest on Equity declared during the current year will be attributed to the Mandatory and Priority Dividends. Once the amount of Mandatory and Priority Dividends are reached, said Dividends/IoE will be considered as Additional Dividends, both for the payment of Regular and Extraordinary Dividends.

5.5 - The payment of Interim Dividends, Periodical Dividends or IoE declared by the Board of Directors will be made under item 4.1.

6. MANDATORY AND ADDITIONAL DIVIDENDS

6.1 - The shareholders will be entitled, at least, to Mandatory Dividends corresponding to 25% of the adjusted net income for the year, as provided for in Copel's Bylaws and Article 202 of Federal Law 6,404/1976, observing Priority Dividends.

6.2 - The above-mentioned dividends shall not be mandatory for the fiscal year in which Management informs the

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Annual Shareholders’ Meeting – based on the Fiscal Council’s opinion – that they are not compatible with the Company’s financial position.

6.3 - Having verified the parameters provided for in this Policy and since it is mandatory for the Board of Directors to propose, to the Board of Directors and/or the General Meeting, the payment of Additional Dividends so as to ensure the payment of Regular Dividends, pursuant to item 3.1, the actual declaration of Additional Dividends is at the discretion of Copel and should not, under any circumstances, be considered as mandatory dividends, or construed as a payment right by shareholders.

7. EXTRAORDINARY DIVIDENDS

7.1 – Only in exceptional cases, the Company's management may propose Extraordinary Dividends above the financial parameters established in item 3.1. The payment of these earnings is subject to the resolution and approval of the Shareholders' Meeting, considering Fiscal Council’s opinion.

7.2 - Extraordinary Dividends will be limited to the balance of the Company's distributable profit reserves.

7.3 - If the Financial Leverage Ratio closes the fiscal year above 2.7, the Company's management may not propose Extraordinary Dividends above the mandatory minimum of 25%.

8. CRITERIA FOR SETTING THE “DATE WITH DIVIDENDS/IoE

8.1 - Whenever any act or event that enables the Payment of Earnings is approved, the Board of Directors shall approve the “Date with Dividends/IoE”, which will identify the shareholders entitled to the Payment of Earnings.

8.2 - The “Date with Dividends/IoE” shall be set at least ten (10) consecutive days after the date on which the act or event that enables the distribution of earnings is disclosed.

8.3 - The obligation provided for in item 8.1 and the deadline established in item 8.2 will not apply if the payment of earnings depends on General Shareholders' Meetings or on the disclosure of information about the nature of the Payment of Earnings with at least ten (10) consecutive days prior to its approval, provided that the proposal for the payment of Dividends/IoE is approved under the exact terms and conditions previously disclosed in the Management Proposal. In this case, the “Date with Dividends/IoE” will be the date of the General Shareholders' Meeting or the date established in the Management Proposal, whatever it may be.

9. MISCELLANEOUS

Questions about the provisions of this Policy can be asked to the Capital Markets Superintendence (DFI/SMC).

This version of the Policy was approved at the 210th Meeting of the Company’s Board of Directors, held on January 20, 2021, and its provisions will be valid for all proposals related the payment of earnings to be prepared by management as of the date of its approval.

10. DEFINITIONS

10.1 - “DATE WITH DIVIDENDS/IoE”

The date when the holders or usufructuaries of shares entitled to receive the Dividends/IOE are identified.

10.2 – “DATE EX-DIVIDENDS/IoE”

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The business day following the “Date with Dividends/IoE”, after which the shares are traded “ex-earnings”, i.e. without the right to receive Dividends/IoE.

10.3 – DIVIDENDS

Payment made to shareholders through the distribution of part of the net income or distributable profit reserves, as recorded in the Company's interim financial information, subdivided according to the different type and class of shares.

10.3.1 - Priority Dividends: Shareholders who own class “A” and class “B” preferred shares will be entitled to Priority Dividends provided for in Copel's Bylaws, which will be attributed to the Mandatory Dividend.

10.3.2 - Mandatory Dividends: corresponds to the minimum portion – as provided for in item 6.1 of this Policy – of net income that must be paid to shareholders. Priority Dividends are included in this definition, as the payment is mandatory under the terms of the Bylaws.

10.3.3 - Additional (Supplementary) Dividends: a portion of net income for the year paid to shareholders above the Mandatory Dividends.

10.3.4 - Regular Dividends: consist of Mandatory Dividends and, as the case may be, Additional Dividends, paid according to the parameters for the payment of Dividends/IoE in item 3 - PARAMETERS FOR THE PAYMENT OF REGULAR DIVIDENDS.

10.3.5 - Extraordinary Dividends: corresponds to the payment above the Regular Dividends.

10.4 - PERIODICAL DIVIDENDS

It is based on the accumulated net income for the current year, calculated in the half-year or quarterly interim financial information, or shorter periods. If Periodical Dividends are approved based on interim financial information prepared in less than six months, the total amount of the declared Periodical Dividends, at every six months, cannot exceed the amount of the Company's capital reserves.

10.5 - INTERIM DIVIDENDS

It is based on profit retention and profit reserves calculated in the last annual or half-year financial statements.

10.6 - NET DEBT

The sum of all the Company's consolidated financial debts with individuals and/or legal entities, including loans and financing with third parties, issue of fixed-income securities that are convertible or not into shares, in the domestic and/or international capital market, less the sum of cash and cash equivalents (cash and financial investments) and the difference of derivative transactions.

10.7 – EBITDA

Consolidated profit for the fiscal year before interest, taxes, depreciation and amortization. Equity income from affiliates and joint ventures – which are not consolidated – are not considered.

10.8 - FISCAL YEAR

The Company’s fiscal year is 12 months, ending on December 31 of each year.

10.9 - AVAILABLE CASH FLOW

Cash generated by operating activities, less net cash used in investing activities, where:

a)	Cash generated by operating activities: cash generated by operating activities in the fiscal year, less taxes, contributions (IRCS) and financial charges.
b)	Net cash used in investing activities: the amount invested in noncurrent assets in the fiscal year.

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The financial information (a and b) above is that presented in the Consolidated Cash Flow Statement of the Company's Standardized Financial Statements, following the applicable accounting standards. The Available Cash Flow will be disclosed in the quarterly earnings release.

10.11 - FINANCIAL LEVERAGE RATIO

The ratio between the Company's Net Debt and EBITDA, calculated based on the consolidated financial statements for the fiscal year ended.

10.12 - INTEREST ON EQUITY (IoE)

It represents a form of remunerating the Company's equity, whereby the amount allocated to the shareholder can be attributed to the dividends payable (“Dividends/IoE"). The recognition of interest on equity provides a tax benefit in which the recognized amount becomes deductible for the purposes of IRPJ/CSLL (Income Tax – Legal Entities/Social Contribution on Net Income).

10.13 - FINANCIAL COVENANTS

They are contractual clauses of debt securities that protect the creditor's interest by imposing conditions that must not be breached.

11. LEGISLATION AND RELATED RULES

a)	Copel Holding Bylaws.
b)	Federal Law 6,404/1976.
c)	Federal Law 6,385/1976.
d)	Federal Law 9,249/1995.
e)	Federal Law 13,303/2016.
f)	CPC 26 and CPC 27.
g)	CVM Instruction CVM 480 of December 7, 2009 and its amendments.
h)	RFB Instruction 1,700 of March 14, 2017.
i)	SRF Instruction 41 of April 22, 1998.
j)	Code of Corporate Governance Best Practices of the Brazilian Institute of Corporate Governance (IBGC).

Updates NPC 0107 of September 13, 2018.

This Policy was approved at the 210th Ordinary Meeting of the Board of Directors held on January 20, 2021, after favorable recommendation of the 2430th Executive Board Meeting (EBM), held on January 18, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date January 27, 2021

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.